QUESTAR PIPELINE COMPANY
180 East 100 South Street
P.O. Box 45360
Salt Lake City, Utah 84145-0360

September 8, 2009

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Questar Pipeline Company
Request for Withdrawal of Pre-Effective Amendment No. 1 to
Registration Statement on Form S-3 filed as filing type “S-1/A”
(File No. 333-161469)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Questar Pipeline Company (the “Registrant”) hereby respectfully requests the withdrawal, effectively immediately, of the Registrant’s Pre-Effective Amendment No. 1 to its Registration Statement on Form S-3, together with all exhibits thereto, filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 4, 2009 as filing type “S-1/A” (the “Pre-Effective Amendment”).

The Pre-Effective Amendment was incorrectly tagged with the wrong submission type.  Accordingly, the Company is requesting that the Pre-Effective Amendment be immediately withdrawn.  As discussed with the Staff, the Registrant filed a Pre-Effective amendment with the correct EDGAR submission tag on September 4, 2009.

The Registrant confirms that no securities have been sold in connection with the Pre-Effective Amendment.

We appreciate your assistance and should you need any additional information, please feel free to contact our legal counsel Richard J. Grossman of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2116.

Respectfully submitted,

Questar Pipeline Company

By:	/s/ Richard J. Doleshek
Richard J. Doleshek
Executive Vice President and Chief Financial Officer